PIRES REPURCHASE AGREEMENT

THIS AGREEMENT made effective as of the 30th day of March, 2012.

BETWEEN:

ENTOURAGE MINING CORP., of 614 – 475 Howe Street, Vancouver, BC, V6E 2B3

("Entourage" and the ""Borrower")

AND:

ANSELL CAPITAL CORP., of 3rd Floor, Bellevue Centre, 235 – 15th Street, West Vancouver, BC, V7T 2X1

("Ansell" and the "Lender")

Whereas Ansell advanced monies to the Entourage to further Entourage's interest in the Pires Gold Project ("Pires' or the "Property"), situated in Goias State, Brazil, and such monies facilitated Entourage's earning a 40% interest in the Property of which Ansell consequently became a 10% overall owner of the Pires, and

Whereas Entourage has been offered a reduced amount for the sale of its entire interest in the Property and as such Entourage wishes to repurchase the 10% portion from Ansell,

It is hereby agreed, among the parties, that Entourage will issue to Ansell Capital Corp. 300,000 (three hundred thousand) shares of capital stock of Entourage Mining Ltd.("Share Consideration") upon the signing by Entourage of a definitive agreement for the sale of the Pires, and,

Furthermore, Entourage will reimburse Ansell, $10,000 US upon completion of the sale of the Pires, ("Cash Consideration"); the combination of Share Consideration and Cash Consideration will retire completely all of the obligations of the Borrower to the Lender for monies advanced. This Cash Consideration will be paid to Ansell within 48 hours of the receipt of the final outstanding monies for the sale of the Property.

Gregory Kennedy (Entourage Mining Ltd.

Jevin Werbes (Ansell Capital Corp.